UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 2nd July 2010	By	/S/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 1st July 2010 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Annual General Meeting of the Bank.

1st July 2010

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of 16th Annual General Meeting

We wish to inform you that the shareholders of the Bank at the 16th Annual General Meeting held on 30th June 2010 have approved the following:

A) By Ordinary Resolution:

1.	Adoption of the audited Balance Sheet and Profit and Loss Account for the year ended 31st March 2010 and the reports of the Directors and the Auditors thereon.

2.	Declaration of dividend @ (INR) Rs. 12/- per share.

3.	Re-appointment of Mr. C.M. Vasudev, retiring by rotation, as Director.

4.	Re-appointment of Dr. Pandit Palande, retiring by rotation, as Director

5.	Appointment of M/s. BSR & Co., Chartered Accountants as the Statutory Auditors of the Bank for the year 2010-11.

6.	Re-appointment of Mr. Aditya Puri as a Managing Director of the Bank for a period of three years effective 1st April 2010 subject to the approval of Reserve Bank of India.

7.	Re-appointment of Mr. Harish Engineer as an Executive Director of the Bank effective 12th October 2010 subject to the approval of Reserve Bank of India.

8.	Re-appointment of Mr. Paresh Sukthankar as an Executive Director of the Bank for a period of three years effective 12th October 2010 subject to the approval of Reserve Bank of India.

B) By Special Resolution:

9.	Issue of 2,00,00,000 equity stock options, convertible into equal number of equity shares of the aggregate nominal face value not exceeding (INR) Rs. 200,000,000/- (Rupees Twenty Crores only).

This is for your information and records.

Thanking You,

Yours faithfully,

For HDFC Bank Limited

sd/-

N. E. Venkitakrishnan

Vice President

(Legal & Secretarial)